News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS 29% EARNINGS GROWTH AND RECORD NET INCOME IN 2004.

Improved Credit Performance and Lower Costs Boost Fourth Quarter Earnings by 10% Year-Over-Year.

Fiscal 2004 Year-over-Year Operating Highlights:

•	Record net income of $2,351 million in 2004, up $526 million

•	Achieved or exceeded all annual financial targets

•	EPS(1) of $4.42, up 29%, and cash EPS(2) of $4.57, up 27%

•	ROE of 19.4%, up from 16.4%

•	Productivity ratio(2) improves 160 basis points to 64.1% and cash productivity ratio(2) improves 155 basis points to 63.0%

•	Revenue(2) increases 3.7%, while expenses rise 1.1%

•	A $103 million net recovery of credit losses, comprised of $67 million of specific provisions and a $170 million reduction of the general allowance, compared with $455 million of specific provisions and no reduction of the general allowance in 2003

•	Strong Tier 1 Capital Ratio of 9.81%, up from 9.55%

•	Quarterly dividends increase twice in 2004 and rise 26% from fiscal 2003

Fourth Quarter Year-over-Year Operating Highlights:

•	Net income of $563 million, up $50 million or 10%

•	EPS of $1.06, up 9.3%, and cash EPS of $1.10, up 10%

•	ROE of 17.8%, down marginally from 17.9%

•	A $13 million net recovery of credit losses, comprised of $37 million of specific provisions for credit losses and a $50 million reduction of the general allowance, compared with $95 million of specific provisions and no reduction of the general allowance a year ago

•	Revenue declines 4.2% and expenses decline 3.4%, in part due to the weaker U.S. dollar

•	Productivity ratio up 60 basis points to 64.6%, and cash productivity ratio up 40 basis points to 63.5%

(1)	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.

(2)	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

FISCAL 2004 AND FOURTH QUARTER 2004 FINANCIAL REVIEW

Summary Data
($ millions, except per share data and as noted)		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
	Fiscal-2004	vs. Fiscal 2003			Q4-2004	vs. Q4-2003			vs. Q3-2004
Revenue per financial statements	9,473	354	4%		2,282	(87)	(4%	)	(109)	(5%	)
Taxable equivalent basis (teb) adjustment	139	(13)	(9%	)	30	(12)	(28%	)	(2)	(2%	)

Revenue (teb)(1)	9,612	341	4%		2,312	(99)	(4%	)	(111)	(5%	)
Specific provision for credit losses	67	(388)	(85%	)	37	(58)	(61%	)	107	+100%
Reduction of the general allowance	(170)	(170)	(+100%	)	(50)	(50)	(100%	)	(10)	(25%	)

Total provision for (recovery of) credit losses	(103)	(558)	(+100%	)	(13)	(108)	(+100%	)	97	88%
Non-interest expense	6,157	70	1%		1,493	(52)	(3%	)	(45)	(3%	)
Income taxes per financial statements	1,008	320	46%		223	23	11%		(72)	(24%	)
Taxable equivalent basis adjustment	139	(13)	(9%	)	30	(12)	(28%	)	(2)	(2%	)

Income taxes (teb)(1)	1,147	307	36%		253	11	4%		(74)	(22%	)
Net income	2,351	526	29%		563	50	10%		(91)	(14%	)

Amortization of intangible assets (after tax)	78	(1)	—		19	1	9%		(2)	(10%	)
Cash net income(1)	2,429	525	28%		582	51	10%		(93)	(14%	)
Earnings per share — diluted ($)	4.42	0.98	29%		1.06	0.09	9%		(0.18)	(15%	)
Cash earnings per share — diluted($)(1)	4.57	0.98	27%		1.10	0.10	10%		(0.17)	(13%	)
Return on equity (ROE)	19.4%		3.0%		17.8%		(0.1%	)		(3.2%	)
Cash ROE(1)	20.1%		3.0%		18.5%		—			(3.2%	)
Non-interest expense-to-revenue ratio	65.0%		(1.7%	)	65.4%		0.2%			1.1%
Non-interest expense-to-revenue (teb) ratio(1)	64.1%		(1.6%	)	64.6%		0.6%			1.1%
Cash non-interest expense-to-revenue (teb) ratio(1)	63.0%		(1.5%	)	63.5%		0.4%			1.1%
Net interest margin	1.82%		(0.04%	)	1.82%		(0.03%	)		(0.05%	)
Net interest margin (teb)(1)	1.88%		(0.03%	)	1.87%		(0.04%	)		(0.05%	)

Operating Group net income:
Personal and Commercial Client Group	1,003	66	7%		275	22	9%		3	1%
Private Client Group	231	87	60%		54	10	22%		(5)	(10%	)
Investment Banking Group	856	135	19%		197	10	6%		(39)	(17%	)
Corporate Support, including T&S	261	238	+100%		37	8	26%		(50)	(56%	)

BMO Financial Group net income	2,351	526	29%		563	50	10%		(91)	(14%	)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the previous table and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.

Toronto, November 23, 2004 — BMO Financial Group reported record net income of $2,351 million for its 2004 fiscal year, as net income rose 29% over 2003. Net income for the fourth quarter of 2004 was 10% higher than a year ago.

PERFORMANCE OVERVIEW
Net income was $2,351 million for the fiscal year ended October 31, 2004, up $526 million from a year ago. Earnings per share (EPS) of $4.42 rose 29%. Cash EPS, which reflects the add-back of the after-tax amortization of intangible assets, was $4.57. Higher net income was attributable to a $558 million ($363 million after tax) improvement in credit performance, which drove approximately two-thirds of the 29% increase in net income, and to strong operating group results.

“We had an extremely successful year,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “We achieved our cash productivity target and surpassed all our other financial targets for 2004, earning our highest-ever net income.”

Each group improved their productivity and earned record net income in 2004. Personal and Commercial Client Group earned net income of just over $1 billion, up $66 million or 7.0% from a year ago as strong volume growth more than offset the impact of reduced net interest margin, reflecting a competitive low interest rate environment. Private Client Group earned $231 million, up $87 million or 60% from 2003 and Investment Banking Group earned $856 million, up $135 million or 19%. Both benefited from the more favourable capital markets environment, particularly in the first half of the year.

BMO’s revenue(1) increased $341 million or 3.7% in fiscal 2004, with all operating groups contributing to the growth. Personal and Commercial Client Group revenue rose $90 million or 1.9% on higher volumes and the inclusion of acquired businesses in the United States, partially offset by the impact of lower net interest margins and lower card fees. Investment Banking Group revenue rose $176 million or 6.6%, due to higher securities trading commissions and underwriting fees, and to net gains on investment securities, compared with net losses a year ago, as well as the inclusion of $69 million of Harris Nesbitt Gerard revenue. Private Client Group revenue increased $113 million or 6.5%, as successful revenue generating initiatives and improved market fundamentals drove higher commission and fee-based revenues. The weaker U.S. dollar lowered revenue growth by $243 million or 2.6 percentage points overall and reduced the pace of revenue growth in each of the client groups.

Net interest margin(1) was lower in all operating groups, but because of asset growth in Personal and Commercial Client Group, BMO’s overall net interest margin for fiscal 2004 declined by only 3 basis points from the prior year, to 1.88%. Net interest margins are detailed in the revenue section of the financial performance review.

Results included $67 million of specific provisions for credit losses, compared with specific provisions of $455 million in fiscal 2003. Results also included a $170 million reduction in the general allowance for credit losses, producing a total net recovery of credit losses of $103 million in 2004, a $558 million improvement from 2003. The improvement reflects the more favourable credit environment and improved credit performance.

Non-interest expenses totalled $6,157 million, an increase of $70 million or 1.1% from a year ago. The $106 million incremental impact of acquired businesses and a $90 million increase in performance-based compensation costs contributed to the rise. These factors were partially offset by the $177 million impact of the weaker U.S. dollar. Our focus on improving productivity limited expense growth from other factors to $51 million, or less than 1%. The non-interest expense-to-revenue ratio(1) (productivity ratio) was 64.1% in 2004, compared with 65.7% in 2003.

“In 2004, our top priority was to improve our cash productivity ratio(1) by 150 to 200 basis points,” added Mr. Comper. “We achieved that target, improving cash productivity by 155 basis points and we are now targeting a further improvement of 150 to 200 basis points in 2005.”

Net income for the fourth quarter of 2004 was $563 million, an increase of $50 million or 10% from the fourth quarter a year ago. There was a $108 million ($70 million after tax) improvement in credit performance. In addition, earnings were higher in each of the operating groups as higher volumes in our personal and commercial business drove increased earnings, while lower revenue in our capital markets businesses was more than offset by reduced performance-based compensation costs and effective cost containment. Corporate Support net income was affected by reduced revenue related to lower investment securities gains and lower investment earnings in the low interest rate environment.

“We indicated at the end of the third quarter that earnings would decline in the fourth quarter,” said Mr. Comper. “The decline was expected in light of unusually high recoveries of credit losses in the third quarter and slowing capital markets. Nonetheless, we continue to benefit from our focus on improving productivity and from our superior credit management and did achieve our ninth consecutive quarter of year-over-year earnings growth.”

(1)	On a taxable equivalent basis — see the Non-GAAP Measures section

Relative to the record results in the third quarter, net income declined $91 million or 14%. Results in the third quarter benefited from high reductions of previously established allowances on certain loans and recoveries on loans that were previously written off. As such, the decline in results was in large part due to a $97 million ($63 million after tax) reduction of the recovery of credit losses and $33 million ($21 million after tax) of interest collected in the third quarter on loans that were previously impaired or written off. Investment Banking Group’s revenues were down appreciably but the impact on its results was largely offset by lower performance-based compensation costs.

Revenue for the quarter declined $99 million or 4.2% from a year ago to $2,312 million. The decline was attributable to a $70 million revenue decline in Corporate Support primarily related to lower investment securities gains and lower investment earnings in the low interest rate environment, the $40 million impact of the weaker U.S. dollar and lower spreads and lending volumes in Investment Banking Group. Revenues rose in Personal and Commercial Client Group on higher volumes, but the growth was partially mitigated by the weaker U.S. dollar, reduced net interest margins and lower card fees revenue. Net investment securities gains were higher overall but the increase was largely offset by lower trading income.

Revenue declined $111 million or 4.6% from the third quarter, primarily due to lower Investment Banking Group revenues, reflecting lower net interest income on narrower spreads in the Group’s interest-rate-sensitive businesses and the aforementioned $33 million interest collections in the third quarter. Private Client Group revenue also fell as both groups earned lower commissions on reduced client activity and were affected by the weaker U.S. dollar.

Net interest margin for the fourth quarter of 2004 was 1.87%, a decrease of 4 basis points from a year ago and 5 basis points from the third quarter, in part due to the collection of the $33 million of interest. Net interest margin was lower in all operating groups and is detailed in the Revenue section of the Financial Performance Review.

This quarter’s results included a $37 million specific provision for credit losses, compared with a specific provision of $95 million in the fourth quarter of 2003. The improvement reflects low levels of new provisions. Results also included a $50 million reduction in the general allowance for credit losses, producing a total net recovery of credit losses of $13 million for the quarter. In the fourth quarter of 2003, there was no reduction in the general allowance. Third quarter results included a $70 million net recovery of specific credit losses and a $40 million reduction in the general allowance, producing a total net recovery of credit losses of $110 million. The third quarter benefited from $60 million of recoveries on loans that were previously impaired or written off.

During the quarter, we repurchased 1,665,400 Bank of Montreal common shares under our common share repurchase programs at an average cost of $54.30 per share for a total of $90 million for the quarter. Over the course of fiscal 2004, we repurchased 6,220,500 shares at an average cost of $53.63 per share for a total of $333 million.

We achieved or surpassed all five of our financial targets, as we did last year. Our performance for 2004 and targets for 2005 are set out in the table below. Our EPS growth target for 2005 is lower than both our 2004 target and our 2004 performance because we expect 2005 provisions for credit losses to increase from 2004’s unusually low levels as new provisions, recoveries and reversals are anticipated to return to more normalized levels at this stage in the credit cycle. Our targets for 2005 have been established in the context of our expectations for the economy, as set out in the economic outlook that follows.

				Target	2005 Financial
Annual Targets for 2004		2004 Financial Performance		Met	Targets
•	10% to 15% EPS growth	•	29% to $4.42 Excluding the $170 million reduction of the general allowance, EPS rose 22% to $4.21	✓	•	3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)

•	ROE of 16% to 18%	•	19.4%	✓	•	ROE of 17% to 18%

•	Provision for credit losses of $500 million or less At the end of the third quarter we indicated that we expected specific provisions of $100 million or less in fiscal 2004	•	Specific provision for credit losses of $67 million We also reduced the general allowance by $170 million	✓	•	Specific provision for credit losses of $400 million or less

•	Tier 1 capital ratio of at least 8.0%	•	9.81%	✓	•	Tier 1 Capital Ratio of at least 8.0%

•	Improve our cash productivity ratio by 150 bps to 200 bps	•	155 bps improvement	✓	•	Improve our cash productivity ratio by 150 bps to 200 bps

2005 Economic Outlook
The Canadian economy is expected to grow at a moderate pace in 2005. Personal spending will continue to benefit from historically low, albeit rising, interest rates and business investment should gather strength amid strong corporate profitability and increased confidence in the economic expansion. However, export growth will slow in response to the higher Canadian dollar. Interest rates should continue to rise gradually towards more normal levels, while the Canadian dollar is projected to hold firm at current levels against the U.S. dollar as a result of positive trade balances. The economic expansion should support growth in residential mortgages, personal loans and business lending, and at the same time underpin fee-based banking activity. Though remaining above the norm, mortgage growth will moderate from the strong pace of 2004 as a result of higher interest rates.

The U.S. economy is projected to grow strongly in 2005, led by business investment in productivity-enhancing capital equipment. However, the pace of activity will moderate from the rapid rate of 2004 because of past increases in energy costs and waning support from monetary and fiscal policies. Housing market activity should cool down as rising interest rates reduce affordability, thereby lessening demand for residential mortgages. Conversely, continued strength in capital spending should underpin demand for business loans. Interest rates will likely continue to increase gradually in 2005 as the Federal Reserve reduces the monetary stimulus in the economy.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO will file certifications, signed by the CEO and CFO, with the SEC in the United States in December 2004 when we file our Annual Report and other annual financial disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings and the effectiveness of controls and procedures over those disclosures. Pursuant to new Canadian securities legislation, BMO’s CEO and CFO certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including the second and third quarter results news release and the unaudited interim consolidated financial statements for those periods.

As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis of Operations and Financial Condition in BMO’s 2003 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit our web site to view quarterly financial information.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

BMO’s audited consolidated financial statements for the year ended October 31, 2004 will be available on our web site at www.bmo.com on or about December 7, 2004. Management’s Discussion and Analysis for 2004 will be available on our web site on or about December 14, 2004.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials
Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations
Interested parties are invited to listen to our quarterly conference call on Tuesday, November 23, 2004 at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, December 7, 2004 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering pass code 3484.

A live webcast of the quarterly conference call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, February 21, 2005.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Amanda Mason, Senior Manager, Investor Relations, amanda.mason@bmo.com, 416-867-3562

Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
Velma Jones, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW

Non-GAAP Measures used in the MD&A

($ millions, except as noted)	Fiscal-2004	Fiscal-2003	Q4-2004	Q3-2004	Q4-2003
Net interest income per financial statements (a)	4,922	4,899	1,209	1,270	1,237
Non-interest revenue	4,551	4,220	1,073	1,121	1,132

Revenue per financial statements (b)	9,473	9,119	2,282	2,391	2,369

Taxable equivalent basis (teb) adjustment (c)	139	152	30	32	42

Net interest income (teb) (a+c) (d)(1)	5,061	5,051	1,239	1,302	1,279
Non-interest revenue	4,551	4,220	1,073	1,121	1,132

Revenue (teb) (e)(1)	9,612	9,271	2,312	2,423	2,411

Provision for income taxes per financial statements	1,008	688	223	295	200
Taxable equivalent basis adjustment	139	152	30	32	42

Provision for income taxes (teb)(1)	1,147	840	253	327	242

Non-interest expense (f)	6,157	6,087	1,493	1,538	1,545
Amortization of intangible assets	(104)	(105)	(25)	(27)	(23)

Cash-based expense (g)(1)	6,053	5,982	1,468	1,511	1,522

Net income	2,351	1,825	563	654	513
Amortization of intangible assets, net of income taxes	78	79	19	21	18

Cash net income(1)	2,429	1,904	582	675	531
Preferred share dividends	(76)	(82)	(17)	(20)	(20)
Charge for capital(1)	(1,230)	(1,119)	(321)	(316)	(290)

Net economic profit(1)	1,123	703	244	339	221

Non-interest expense-to-revenue ratio(2) (%) ((f/b) x 100)	65.0	66.7	65.4	64.3	65.2
Non-interest expense-to-revenue (teb) ratio(1)(2) (%) ((f/e) x 100)	64.1	65.7	64.6	63.5	64.0
Cash non-interest expense to revenue (teb) ratio(1)(2) (%) ((g/e) x 100)	63.0	64.5	63.5	62.4	63.1
Net interest margin annualized (%) ((a / average assets) x 100)	1.82	1.86	1.82	1.87	1.85
Net interest margin (teb) annualized(1) (%) ((d / average assets) x 100)	1.88	1.91	1.87	1.92	1.91

EPS (uses net income) ($)	4.42	3.44	1.06	1.24	0.97
Cash EPS(1) (uses cash net income) ($)	4.57	3.59	1.10	1.27	1.00

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS is also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expenses to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange
The Canadian dollar equivalent of BMO’s U.S.-denominated net income, revenues, expenses, income taxes and provision for credit losses in the fourth quarter of 2004 and for the year were lowered relative to the comparable periods a year ago and to the third quarter by the weaker U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for the quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our net investment in foreign operations is discussed in the Income Taxes section.

Effects of U.S. dollar exchange rate fluctuations on BMO’s results		Q4-2004		Fiscal-2004
($ millions, except as noted)		vs. Q4-2003	vs. Q3-2004	vs. Fiscal-2003
Canadian/U.S. dollar exchange rate (average)	— Current period	1.2642	1.2642	1.3131
	— Prior period	1.3514	1.3423	1.4352
Increased (reduced) revenue		(40)	(36)	(243)
Reduced (increased) expense		33	30	177
Reduced (increased) provision for credit losses		(3)	(2)	11
Reduced (increased) income taxes		2	1	15

Increased (reduced) net income before hedging gains		(8)	(7)	(40)
Hedging gains (losses)		5	5	8
Income taxes thereon		(2)	(2)	(3)

Increased (reduced) net income		(5)	(4)	(35)

Value Measures
ROE was 19.4% in fiscal 2004, up from 16.4% in 2003 and above our 2004 target of 16% to 18%. Annualized ROE for the fourth quarter was 17.8%, down slightly from 17.9% in the fourth quarter a year ago.

EPS was $4.42 for the year, an increase of 29% from a then-record $3.44 in 2003. The increase exceeded our target of 10% to 15% EPS growth. Cash EPS was $4.57, up 27% from $3.59 in 2003. In 2005, we are targeting EPS growth of 3% to 8% measured against a base of $4.21 per share. Performance relative to this target in 2005 will be assessed after excluding all amounts related to changes in general allowances for credit losses.

EPS was $1.06 for the fourth quarter, up from $0.97 in the fourth quarter of 2003 but down $0.18 from a record third quarter. Cash EPS for the quarter was $1.10, up from $1.00 in the fourth quarter a year ago but down from $1.27 in the third quarter.

Net economic profit (NEP) of $1,123 million in fiscal 2004 increased from $703 million in 2003 (see the Non-GAAP Measures section). NEP for the fourth quarter of 2004 was $244 million, compared with $221 million a year ago and $339 million in the third quarter.

The total shareholder return (TSR) on an investment in BMO common shares was 20% for the twelve months ended October 31, 2004, another solid return that follows on the heels of a 33.4% return in 2003. BMO’s average annual 5-year TSR for the period ended October 31, 2004 was 18.9%, up appreciably from the annual 5-year average of 12.9% at the end of 2003. The comparable S&P/TSX average annual total return over five years was 5.8%. The 5-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures.

Net Income
Net income was a record $2,351 million for the fiscal year ended October 31, 2004, up $526 million or 29% from a year ago. The increase was largely attributable to a $558 million ($363 million after tax) improvement in credit performance, which drove approximately two-thirds of the 29% increase in net income, and to strong operating group results. Each group improved their productivity and earned record net income in 2004. Personal and Commercial Client Group net income rose $66 million or 7.0% from a year ago, as strong volume growth more than offset the impact of reduced card fees revenue and lower net interest margin in the competitive low interest rate environment. Private Client Group net income was up $87 million or 60% and Investment Banking Group net income rose $135 million or 19%. Both benefited from the more favourable capital markets environment. Earnings in Corporate Support rose $238 million, as the benefits of BMO’s improved credit performance are largely reflected in results of the Corporate Support Group under our expected loss provisioning methodology, which is explained in the Corporate Support section.

Net income for the fourth quarter of 2004 was $563 million, an increase of $50 million or 10% from the fourth quarter a year ago. The increase was attributable to a $108 million ($70 million after tax) improvement in the provision for credit losses. In addition, earnings were higher in each of the operating groups as higher volumes in our personal and commercial business drove increased earnings, while lower revenue in our capital markets businesses was more than offset by reduced performance-based compensation costs and effective cost containment. Corporate Support net income was affected by reduced revenue related to lower investment securities gains and lower investment earnings in the low interest rate environment.

Relative to the record results in the third quarter, net income declined $91 million or 14%. Results in the third quarter benefited from high reductions of previously established allowances on certain loans and recoveries on loans that were previously written off. As such, the decline in results was in large part due to a $97 million ($63 million after tax) reduction of the recovery of credit losses and $33 million ($21 million after tax) of interest collected in the third quarter on loans that were previously impaired or written off. Results were also affected by reduced revenue and lower compensation costs in Investment Banking Group.

For the year, net income from U.S.-based businesses totalled $436 million or 19% of BMO’s net income, compared with $369 million and 20% for the comparable period in 2003. The increase in net income was primarily attributable to the improved provision for credit losses. Net income from U.S.-based businesses totalled $64 million or 11% of BMO’s net income in the quarter, compared with $95 million or 19% in the fourth quarter a year ago. The decreases were primarily due to lower net interest income in Investment Banking Group and lower net investment securities gains in Corporate Support.

Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenues in this Financial Review are stated on that basis.

Revenue totalled $9,612 million and was $341 million or 3.7% higher in fiscal 2004, with all operating groups contributing appreciably to the increase. The weaker U.S. dollar lowered revenue growth by $243 million or 2.6 percentage points and reduced growth in each of the client groups, while the incremental effects of acquired businesses added $91 million or 1.0 percentage points to revenue growth. The $341 million increase was almost entirely due to increased non-interest revenue, as higher net interest income in personal and commercial banking was largely offset by declines in our capital markets businesses.

Personal and Commercial Client Group revenue rose $90 million or 1.9% on higher volumes and the inclusion of acquired businesses. These increases were partially offset by the impacts of lower net interest margins and lower card fees. Card fees were affected by a $51 million second quarter adjustment and an additional $14 million adjustment in the fourth quarter, related to rising reward redemption rates in our customer loyalty program. Investment Banking Group revenue rose $176 million or 6.6%, in part due to the inclusion of revenues from Harris Nesbitt Gerard (HNG). There were higher securities trading commissions, underwriting fees, and net gains on investment securities, compared with net losses a year ago. Private Client Group revenue increased $113 million or 6.5%, driven by higher commission and fee-based revenues from successful revenue generating initiatives and improved market fundamentals.

Revenue for the quarter declined $99 million or 4.2% from a year ago and $111 million or 4.6% from the third quarter to $2,312 million. Both net interest income and non-interest revenue declined, in part due to the weaker U.S. dollar.

For fiscal 2004, net interest income rose $10 million to $5,061 million. Although there was a $9.2 billion increase in average assets in Personal and Commercial Client Group, BMO’s average assets increased by only $5.8 billion, as Investment Banking Group’s corporate loans declined. BMO’s overall net interest margin declined 3 basis points to 1.88% and net interest margin was lower in all operating groups. The overall decline was limited by changes in asset mix related to the strong asset growth in Personal and Commercial Client Group, which has high net interest margins relative to Investment Banking Group. Net interest margin was lowered in all groups by the competitive low rate environment. Net interest margin in Personal and Commercial Client Group in Canada was also affected by a shift in customer preferences toward lower-spread products.

		Increase		Increase	Increase
Net Interest Margin (teb)		(Decrease)		(Decrease)	(Decrease)
(in basis points)	Fiscal-2004	vs. Fiscal-2003	Q4-2004	vs. Q4-2003	vs. Q3-2004
P&C Canada	273	(13)	272	(7)	(3)
P&C United States	382	(12)	361	(53)	(14)

Personal and Commercial Client Group	289	(13)	286	(12)	(5)
Private Client Group	937	(85)	915	(108)	28
Investment Banking Group	92	(4)	87	(10)	(17)
Corporate Support, including T&S	nm	nm	nm	nm	nm

Total BMO	188	(3)	187	(4)	(5)

nm — not meaningful

Net interest income fell $40 million or 3.2% from the fourth quarter of last year to $1,239 million. Volume driven growth in Personal and Commercial Client Group was largely offset by lower net interest earnings in Investment Banking Group and Private Client Group. Investment Banking Group was affected by lower asset levels and higher short term interest rates that increased funding costs. Private Client Group was affected by low interest rates that reduced spread and lowered demand for term investments. Net interest margin was 1.87% for the quarter, a decrease of 4 basis points from a year ago and average assets fell $1.9 billion to $264 billion because of lower Investment Banking Group assets.

Relative to the third quarter, net interest income fell $63 million, in part due to $33 million of interest received in the third quarter on Investment Banking Group loans that were previously impaired or written off. Average assets fell $6.3 billion, primarily in Investment Banking Group’s interest-rate-sensitive businesses as we repositioned for an increasing interest rate environment. BMO’s net interest margin was 5 basis points lower, all of which was attributable to the $33 million above. Margins in personal and commercial banking were down 5 basis points, as a 3 basis point decline in Canada was reflective of the popularity of lower spread products and the competitive low rate environment. A 14 basis point decline in the United States was attributable to ongoing competitive pressures in a rising rate environment.

For fiscal 2004, non-interest revenue increased $331 million or 7.8%, driven by higher securities trading commissions, equity and debt underwriting fees, mutual fund revenues, the inclusion of HNG and net gains on investment securities, compared with net losses in the prior year. Growth was reduced by declines in securitization and trading revenues, lower card fees due to increasing loyalty reward redemption rates and the impact of the weaker U.S. dollar. Net investment securities gains were $175 million, compared with losses of $41 million for the comparable period a year ago. Higher net gains were in part due to a decline in investment write-downs, which totalled $63 million for the year, compared with $153 million in 2003. Net interest income was lowered by a $58 million loss on unwinding hedges associated with certain of the investment securities that were sold.

Non-interest revenue declined $59 million from the fourth quarter of 2003 to $1,073 million, in part due to the weaker U.S. dollar. Higher mutual fund revenues, lending fees, and investment securities gains were offset by lower trading and securitization revenue and lower card fees due to higher reward redemption costs. Non-interest revenue declined $61 million in Corporate Support, primarily related to lower investment securities gains and lower securitization income, partly offset by higher net interest income on securitizations.

Relative to the third quarter, non-interest revenue fell $48 million. The decline was in part attributable to the weaker U.S. dollar. Trading commissions were lower in Investment Banking Group on lower client activity levels. Higher net investment securities gains were offset by reduced trading revenues, while advisory and origination fees were higher.

Non-Interest Expenses
For the year, non-interest expenses of $6,157 million were $70 million or 1.1% higher than in 2003, reflecting a $90 million increase in performance-based compensation costs and the $106 million impact of acquired businesses. These increases were partially offset by the effects of cost-containment efforts, the $47 million impact of the change in accounting policy to capitalize certain costs of internally-developed software in 2004 and the $177 million impact of the lower Canadian/U.S. dollar exchange rate. Our productivity ratio improved 160 basis points to 64.1% and our cash productivity ratio improved 155 basis points to 63.0%. At the beginning of the year, we targeted an improvement of 150 to 200 basis points in our cash productivity ratio in fiscal 2004 and are targeting to improve by another 150 to 200 basis points in 2005.

Non-interest expenses of $1,493 million in the fourth quarter declined $52 million or 3.4% from the fourth quarter of last year. The decline was attributable to the $33 million impact of the weaker U.S. dollar and a $108 million decline in performance-based-compensation costs, partially offset by $20 million of severance and certain other costs including back office consolidation expenses in Private Client Group, the incremental impact of acquired businesses and low miscellaneous expenses a year ago.

Non-interest expenses were $45 million lower than in the third quarter, as the $30 million impact of the lower U.S. dollar and an $85 million decrease in performance-based compensation costs offset other expense increases. Investment Banking Group’s performance-based compensation costs were lower in the fourth quarter to align with results for the quarter.

Our productivity ratio was 64.6% in the quarter, compared with 64.0% in the fourth quarter a year ago and 63.5% in the third quarter. Our cash productivity ratio for the quarter increased 40 basis points from a year ago to 63.5%, and increased 110 basis points from the third quarter.

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this Financial Review, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in this review.

In 2004, the provision for income taxes of $1,147 million increased $307 million due to higher earnings before income taxes and a higher effective tax rate. The effective tax rate was 32.2% (31.7% excluding a $19 million future tax adjustment in the first quarter), up from 30.8% a year ago due to recognition of proportionately higher tax benefits in 2003 and a higher proportion of income from higher tax rate jurisdictions in 2004. We consider the sustainable rate to be 31% to 32%.

The fourth quarter of 2004 provision for income taxes of $253 million increased $11 million from the fourth quarter a year ago. The increase was reflective of higher earnings before income taxes, partially offset by a lower effective tax rate. The effective tax rate for the quarter was 30.5%, compared with 31.5% in the fourth quarter a year ago. The lower effective tax rate related to net reductions in statutory tax rate and proportionately higher tax benefits, partially offset by a higher proportion of income from higher tax rate jurisdictions.

The fourth quarter provision for income tax declined $74 million from the third quarter due to reduced earnings before income taxes and a lower effective tax rate. The reduced tax rate related to a lesser proportion of income from higher tax rate jurisdictions and proportionately higher tax benefits.

BMO hedges the foreign exchange risk arising from its net investment in U.S. operations by funding the net investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the net investment in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the net investment in U.S. operations does not attract income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. This year’s hedging of the net investment in U.S. operations has given rise to an income tax charge of $254 million in shareholders’ equity for the year and a charge of $287 million in the fourth quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Balance Sheet
Total assets of $265.2 billion increased $8.7 billion from October 31, 2003. The increase primarily reflects growth in net loans and acceptances ($10.0 billion) and derivative financial instruments ($4.2 billion). These increases were partially offset by reductions in cash resources ($1.8 billion) and securities ($4.3 billion). The lower Canadian/U.S. dollar exchange rate reduced the increase in total assets by $5.4 billion.

The $10.0 billion increase in net loans and acceptances was attributable to a $7.9 billion increase in residential mortgages and retail loans, which continue to grow in the low interest rate environment, and a $3.9 billion increase in securities purchased under resale agreements. Net loans to businesses and governments and related acceptances declined $1.8 billion.

The reduction in securities consisted of a decrease in investment securities of $4.6 billion, while trading securities remained largely unchanged. The $4.6 billion decrease was primarily in Canadian and U.S. government securities and was due to expectations of rising interest rates. Unrealized gains on investment securities decreased $226 million from last year to $86 million, mainly reflecting lower values of U.S. governments and other debt and corporate equities, due to higher interest rates and realized gains in 2004.

Total liabilities increased $8.0 billion from October 31, 2003, reflecting increases in deposits ($3.6 billion), derivative financial instruments ($3.3 billion) and securities sold but not yet purchased ($2.2 billion). Securities sold under repurchase agreements decreased $2.9 billion. The increases in derivative financial instruments related to the corresponding increase in related assets outlined above.

Deposits by business and governments, which account for 45% of total deposits, increased $7.2 billion and deposits from individuals, which account for 43% of total deposits, increased $0.5 billion. The $7.7 billion increase in deposits was used to fund growth in loans. Deposits by banks, which account for 12% of total deposits, decreased $4.1 billion, primarily reflecting the reduction in cash resources and securities.

Risk Management

Provisions for Credit Losses (PCL)
($ millions, except as noted)	Fiscal-2004	Fiscal-2003	Q4-2004	Q3-2004	Q4-2003
New specific provisions	510	846	107	89	232
Reductions of previously established allowances	(312)	(303)	(45)	(99)	(109)
Recoveries of loans previously written off	(131)	(88)	(25)	(60)	(28)

Specific provision for (recovery of) credit losses	67	455	37	(70)	95
Reduction of the general allowance	(170)	—	(50)	(40)	—

Provision for (recovery of) credit losses	(103)	455	(13)	(110)	95

Specific PCL as a % of average net loans and acceptances	0.04%	0.30%	0.09%	(0.18%)	0.25%
(annualized)

Changes in Gross Impaired Loans (GIL) and Acceptances
GIL, Beginning of Period	1,918	2,337	1,303	1,503	2,043

New impaired loans & acceptances	607	1,303	109	66	397
Reductions in impaired loans & acceptances	(936)	(1,156)	(162)	(157)	(337)

Net new additions (reductions)	(329)	147	(53)	(91)	60
Write-offs	(470)	(566)	(131)	(109)	(185)

GIL, End of Period	1,119	1,918	1,119	1,303	1,918

GIL as a % of gross loans & acceptances	0.71%	1.30%	0.71%	0.82%	1.30%

There was a net recovery of credit losses of $103 million in fiscal 2004, consisting of $67 million of specific provisions and a $170 million reduction of the general allowance for credit losses. A year ago, results reflected a specific provision of $455 million with no change in the general allowance. The 2004 specific provision of $67 million represents 4 basis points of average net loans and acceptances, including securities purchased under resale agreements, compared with 30 basis points a year ago.

The 2004 specific provisions of $67 million consisted of $510 million of new provisions, less $312 million of reductions of previously established allowances and $131 million of recoveries on loans previously written off. As can be determined from the provision for credit losses table above, new specific provisions were $336 million lower than in 2003. In addition, reductions of previously established allowances and recoveries on loans previously written off were $52 million better than 2003. The improvements were attributable to favourable credit conditions and effective loan realization practices, including strong cash collections and loan sales. Low levels of new impaired loan formations in 2004 were a major contributor to reduced provisions. The $67 million specific provision was lower than our 2004 annual target of $500 million or below, which was established at the beginning of the year, and below the $100 million updated estimate established following the third quarter.

In the fourth quarter, there was a net recovery of credit losses of $13 million, consisting of $37 million of specific provisions and a $50 million reduction of the general allowance for credit losses. A year ago, results reflected a specific provision of $95 million with no change in the general allowance. The fourth quarter 2004 specific provision of $37 million represents an annualized 9 basis points of average net loans and acceptances, compared with 25 basis points a year ago.

The current quarter’s specific provisions of $37 million consisted of $107 million of new provisions, less $45 million of reductions of previously established allowances and $25 million of recoveries on loans previously written off. Specific provisions in the comparable period in 2003 were $95 million. The improvement in 2004 resulted from lower new provisions, as reductions of previously established allowances were quite high in the fourth quarter a year ago.

Results in the third quarter of 2004 included a net recovery of credit losses of $110 million, consisting of $70 million of net recoveries of specific credit losses and a $40 million reduction of the general allowance for credit losses. The specific recoveries of credit losses of $70 million benefited from particularly low levels of new specific provisions and high reductions of previously established allowances and recoveries on loans previously written off including a single recovery of $39 million.

The low level of new provisions in the latter half of 2004 is consistent with reduced levels of impaired loan formations experienced in recent quarters. The relatively high level of reductions of existing allowances is primarily a reflection of the improving credit environment, including strong cash collections.

We have targeted specific provisions for credit losses of $400 million or less in 2005. This represents approximately 24 basis points of anticipated average net loans and acceptances in 2005, including securities purchased under resale agreements. This compares with 4 basis points in 2004 and an average of 39 basis points of specific credit losses experienced over the past 15 years.

Asset quality and credit performance improved again in the quarter and we expect credit quality to remain healthy in 2005. This outlook is supported by low corporate default rates, reduced levels of non-performing loans, improving North American economic conditions, strengthening corporate balance sheets and the fact that BMO has no significant exposure to those industry sectors considered to be of most concern in today’s economy. Those include the automotive, airline, electric power generation, forestry and Canadian cattle farming and related sectors. Nonetheless, we remain attentive to factors that could affect credit quality. Key risks include sustained high oil prices, a weakening of the U.S. economy and further strengthening of the Canadian dollar.

Gross impaired loans were $1,119 million at the end of the quarter, compared with $1,303 million at the end of the third quarter and $1,918 million at the end of fiscal 2003. The decrease was due primarily to low formations of new impaired loans, write-offs, and significant loan sales earlier in 2004, particularly in the electric power generation sector.

Gross impaired loans represented 0.71% of gross loans and acceptances at the end of the quarter, compared with 0.82% at the end of the third quarter and 1.30% at the end of 2003. Gross impaired loans as a percentage of equity and total allowance for credit losses improved to 6.8%, down from 7.8% at the end of the third quarter and 12.2% at the end of fiscal 2003. Net impaired loans, after deduction of $298 million of specific allowances for credit losses, totalled $821 million, compared with $876 million at the end of the third quarter and $1,313 million at the end of last year.

New impaired loan formations in the quarter were $109 million. They were up $43 million from the third quarter and down $288 million from the fourth quarter a year ago. Fiscal 2004 formations were $607 million, down $696 million or 53% from fiscal 2003. Formations in the quarter were not concentrated in any specific sector or industry and were somewhat below expectations.

Write-offs were $131 million in the quarter, up from $109 million in the third quarter. Fiscal 2004 write-offs totalled $470 million, down $96 million or 17% from fiscal 2003.

In 2004, BMO sold $440 million of gross non-performing loans with related reversals and recoveries of $71 million. In the fourth quarter of 2004, BMO sold $7 million of gross non-performing loans with related reversals and recoveries of $2 million. BMO has realized a significantly greater volume of sales in 2004 than in prior years, as market conditions have been more favourable. The strengthening economy has helped improve confidence and investors seeking higher returns have demonstrated a strong appetite for this product. The pace of impaired loan sales has slowed appreciably in the second half of fiscal 2004 and is expected to remain moderate over the course of fiscal 2005 as reduced formations limit our capacity to effect sales.

Given the improvement in the credit quality of the loan portfolio and the general improvement in market conditions, we reduced the general allowance for credit losses by $40 million in each of the first three quarters of the fiscal year and by $50 million in the fourth quarter, for total reductions of $170 million. The general allowance, which totals $1,010 million after these reductions, remains adequate. It is maintained to absorb impairment in the existing portfolio that cannot yet be associated with specific credit assets. The sufficiency and appropriateness of the general allowance will continue to be reviewed on a quarterly basis as required under GAAP.

The total allowance for credit losses of $1,308 million at the end of the 2004 was comprised of a specific allowance of $298 million and a general allowance of $1,010 million. The total allowance was down $483 million from a year ago and $179 million from the third quarter. The declines were due to reductions of previously established allowances, including those due to loan sales, and to write-offs and the reductions of the general allowance. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios. These portfolios have grown significantly over the past two years, increasing from 73% to 83% of the loan book (excluding securities purchased under resale agreements) over that period. Our focus on repositioning the balance sheet with more stable assets and strong growth in our mortgage loan portfolios were responsible for the shift.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 48 to 51 of the 2003 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting risk has been generally consistent quarter-over-quarter. There were no significant changes to risk practices in the quarter.

Capital Management
BMO’s Tier 1 capital ratio increased to 9.81%, from 9.44% at the end of the third quarter and 9.55% at the end of 2003, and was well above our minimum target of 8%. On a quarter-over-quarter basis, the improvement was due primarily to lower risk-weighted assets and net capital issuances. The year-over-year improvement was primarily attributable to net income earned in 2004 in excess of amounts paid as dividends and to the net issuance of capital, partially offset by higher risk-weighted assets.

The total capital ratio was 11.31%, compared with 11.19% at the end of the third quarter and 12.09% at the end of last year. The decline from last year end was primarily attributable to increases in risk-weighted assets due to growth in Personal and Commercial Client Group and a deduction from total capital effective 2004 primarily related to our investment in insurance subsidiaries. These were partially offset by the increases in retained earnings and net capital issuances.

During the year, we repurchased 6,220,500 Bank of Montreal common shares under our common share repurchase programs for $333 million, representing an average cost of $53.63 per share. During the quarter, we repurchased 1,665,400 common shares for $90 million, representing an average cost of $54.30 per share.

On August 6, 2004, BMO announced that the Toronto Stock Exchange had accepted BMO’s notice of its intention to make a new normal-course issuer bid. This notice provides that BMO may repurchase on the Toronto Stock Exchange up to 15 million Bank of Montreal common shares for cancellation, representing approximately 3% of our issued and outstanding common shares. Repurchases, which are discretionary, will occur at market prices during the period August 10, 2004 to August 6, 2005. This new program, which was initiated on the expiry of a normal-course issuer bid initiated in August of 2003, was undertaken as part of BMO’s ongoing enterprise capital management initiatives.

On September 30, BMO paid $408 million to redeem its $400 million issue of Class B Preferred Shares Series 3 for $25.50 per share plus declared and unpaid dividends.

On September 30, BMO also issued $600 million of Trust Capital Securities-Series D (“BoaTS”), an innovative Tier 1 capital issue that pays tax-deductible interest at a lower rate than the non-tax-deductible dividends paid on the above preferred shares that were redeemed.

During the year, BMO announced two increases in quarterly common share dividends, raising the quarterly dividend by 26% from $0.35 to $0.44 per share. The increases were reflective of our strong capital position and confidence in achieving our annual targets.

Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.

Critical Accounting Policies
The notes to BMO’s October 31, 2003 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2003, specifically, changes in accounting policy as a result of new requirements on sources of GAAP.

Page 44 of the 2003 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes

Variable Interest Entities
We will adopt the Canadian Institute of Chartered Accountants’ (CICA) guideline on the consolidation of variable interest entities (VIEs) on November 1, 2004. Under the new rules, we will be required to consolidate our VIEs that were set up to assist our customers with the securitization of their assets in order to provide them with an alternate source of funding. The impact of consolidating these VIEs will be an increase in assets of $20,807 million, an increase in liabilities of $20,848 million and a decrease in opening retained earnings of $41 million. The impact on net income of future periods is not expected to be significant. When we adopt the new rules, we will not restate our consolidated financial statements for prior periods.

Our Assets-to-Capital multiple, a measure of capital adequacy, will increase as a result of the consolidation of these VIEs. Our regulator, the Office of the Superintendent of Financial Institutions, has provided capital relief by allowing us to exclude these assets from risk-weighted assets for the first two quarters of fiscal 2005. If capital relief is not extended beyond the second quarter, we may restructure these vehicles.

Liabilities and Equity
We will adopt the CICA’s new accounting requirements on the classification of our preferred shares and capital trust securities as liabilities or equity on November 1, 2004. The new rules require that financial instruments that are ultimately convertible into a variable number of our common shares at the holders’ option be classified as liabilities. Under the new rules, $1,150 million of our capital trust securities, currently recorded in non-controlling interests in subsidiaries, will be classified with debt on our balance sheet. The return paid to capital trust security holders will be recorded as interest expense rather than as non-controlling interest in subsidiaries. Under the new rules, we will also reclassify our preferred shares Class B — Series 4 and 6, in the amount of $450 million, to debt. As a result, dividends on these shares will be recorded as interest expense.

The adoption of these new rules is expected to increase interest expense by approximately $100 million, decrease non-controlling interest in subsidiaries by approximately $40 million and decrease income taxes by approximately $35 million, resulting in an overall decrease in net income of approximately $25 million for the year ended October 31, 2005. This change will not have any impact on earnings per share or net income available to common shareholders in future or prior periods since preferred share dividends are currently deducted from net income in determining these measures.

When we adopt the new rules, we will restate our consolidated financial statements to reflect the change in prior years. The impact of restating prior periods will be an increase in interest expense of between $122 million and $128 million, a decrease in non-controlling interest in subsidiaries of $41 million, a decrease in income taxes of $37 million and a decrease in our net income of between $44 million and $50 million in each of 2002, 2003 and 2004.

Our regulator, the Office of the Superintendent of Financial Institutions, will continue to consider all of our reclassified instruments to be Tier 1 capital. Our Series D Capital Trust Securities issued in September 2004 and our other preferred shares, Class B — Series 5 and 10, will continue to be classified as equity under the new rules. New capital instruments issued in the future are expected to have terms consistent with presentation as equity.

Investment Companies
We will adopt the CICA’s new accounting requirements for merchant banking subsidiaries beginning on November 1, 2004. These subsidiaries currently account for their investments at cost. Under the new rules, these investments will be accounted for at fair value, with the initial adjustment to fair value and subsequent changes recorded in net income. The ultimate impact of this change depends on future changes in fair value and therefore cannot be determined at this time. The carrying amount of investments subject to this accounting change was approximately $550 million as at October 31, 2004.

REVIEW OF OPERATING GROUPS PERFORMANCE

The following sections review the financial results of each of our operating groups for fiscal 2004 and the fourth quarter of 2004, and outline some of their business achievements in the fourth quarter.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 8 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, in the third quarter, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group in 2001 and was not subject to our expected loss provisioning methodology at the time.

Operating Groups Summary Income Statements and Statistics for Fiscal 2004 and Q4 — 2004

	Fiscal Year					Quarter
				Corp.					Corp.
				incl.	Total				incl.	Total
($ millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO
Net interest income (teb)	3,444	499	1,305	(187)	5,061	889	122	291	(63)	1,239
Non-interest revenue	1,470	1,351	1,527	203	4,551	384	322	327	40	1,073

Total revenue (teb)	4,914	1,850	2,832	16	9,612	1,273	444	618	(23)	2,312
Provision for credit losses	302	2	138	(545)	(103)	74	1	44	(132)	(13)
Non-interest expense	3,084	1,500	1,430	143	6,157	778	361	296	58	1,493

Income before income taxes and non- controlling interest in subsidiaries	1,528	348	1,264	418	3,558	421	82	278	51	832
Income taxes (teb)	524	117	408	98	1,147	146	28	81	(2)	253
Non-controlling interest in subsidiaries	1	—	—	59	60	—	—	—	16	16

Net income Q4-2004	1,003	231	856	261	2,351	275	54	197	37	563

Net income Q3-2004						272	59	236	87	654

Net income Q4-2003	937	144	721	23	1,825	253	44	187	29	513

Other statistics
Net economic profit	581	105	347	nm	1,123	169	21	68	nm	244
Return on equity	24.4%	14.5%	18.4%	nm	19.4%	26.8%	13.3%	16.7%	nm	17.8%
Cash return on equity	25.3%	17.3%	18.4%	nm	20.1%	27.6%	16.0%	16.7%	nm	18.5%
Non-interest expense-to-revenue ratio (teb)	62.8%	81.1%	50.5%	nm	64.1%	61.1%	81.4%	48.0%	nm	64.6%
Cash non-interest expense-to-revenue ratio (teb)	62.0%	77.7%	50.4%	nm	63.0%	60.3%	78.1%	48.0%	nm	63.5%
Net interest margin (teb)	2.89%	9.37%	0.92%	nm	1.88%	2.86%	9.15%	0.87%	nm	1.87%
Average common equity
Average assets ($ billions)	119.1	5.3	141.7	3.7	269.8	123.6	5.3	132.4	2.8	264.1
Full-time equivalent staff	19,555	5,268	2,129	6,641	33,593

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
($ millions, except as noted)	Fiscal-2004	vs. Fiscal 2003			Q4-2004	vs. Q4-2003			vs. Q3-2004
Net interest income (teb)	3,444	126	4%		889	40	5%		5	—
Non-interest revenue	1,470	(36)	(2%	)	384	(11)	(3%	)	(4)	(1%	)

Total revenue (teb)	4,914	90	2%		1,273	29	2%		1	—
Provision for credit losses	302	1	—		74	(1)	—		(3)	(2%	)
Non-interest expense	3,084	9	—		778	(1)	—		(4)	—

Income before income taxes and non-controlling interest in subsidiaries	1,528	80	6%		421	31	8%		8	2%
Income taxes (teb)	524	17	3%		146	9	6%		5	2%
Non-controlling interest in subsidiaries	1	(3)	(74%	)	—	—	—		—	—

Net income	1,003	66	7%		275	22	9%		3	1%

Amortization of intangible assets (after tax)	32	2	8%		8	1	19%		—	—

Cash net income	1,035	68	7%		283	23	9%		3	1%

Return on equity	24.4%		1.6%		26.8%		2.3%			0.4%
Cash return on equity	25.3%		1.8%		27.6%		2.4%			0.3%
Non-interest expense-to-revenue ratio (teb)	62.8%		(1.0%	)	61.1%		(1.5%	)		(0.4%	)
Cash non-interest expense-to-revenue ratio (teb)	62.0%		(1.1%	)	60.3%		(1.8%	)		(0.4%	)
Net interest margin (teb)	2.89%		(0.13%	)	2.86%		(0.12%	)		(0.05%	)
Average assets	119,089	9,180	8%		123,564	10,382	9%		2,560	2%

Financial Performance Review
Net income of $1,003 million for the year was $66 million or 7.0% higher than in fiscal 2003. The increase was due to strong volume growth, cost management initiatives and a lower effective tax rate. These increases were partially offset by reduced net interest margin in the competitive low interest rate environment and lower card fee revenue. Card fees in fiscal 2004 were lowered by $65 million ($42 million after tax) to increase the recorded liability associated with our customer loyalty rewards program due to rising reward redemption rates. Excluding the card fees adjustment, net income in 2004 rose $108 million or 12%.

Net income for the quarter rose $22 million or 8.7% from the fourth quarter of 2003 to $275 million, driven by volume growth, partially offset by the impact of lower net interest margin. Net income was up $3 million or 1.3% from the third quarter.

Revenue for the year was $4,914 million, an increase of $90 million or 1.9% on strong volume growth, which more than offset the impact of lower net interest margins, reduced card fees and the weaker U.S. dollar.

Revenue for the quarter rose $29 million or 2.3% from the fourth quarter a year ago. In Canada, the increase was driven by strong volume growth, partially offset by lower net interest margins and lower card fee revenue. In the second quarter, we recorded a $51 million ($33 million after tax) adjustment to card fees to increase the recorded liability associated with our customer rewards program due to rising reward redemption rates. A further $14 million ($9 million after tax) adjustment was recorded in the fourth quarter. In the United States, growth in loan and deposit volumes more than offset the impacts of lower net interest margins and the weaker U.S. dollar. Net interest margin declined by 14 basis points from the third quarter in the United States due to ongoing competitive pressures in a rising rate environment.

Non-interest expenses for the year were up $9 million or 0.3%. In Canada, higher employee-related costs and initiative spending were largely offset by cost management initiatives and the effects of a change in policy to capitalize certain costs of internally-developed software in 2004. In the United States, employee-related costs and acquisition and new branch opening costs were partially offset by the effects of the weaker U.S. dollar.

Non-interest expenses in the fourth quarter declined $1 million or 0.2% from a year ago. Higher acquisition costs in the United States and higher employee-related costs in Canada were partially offset by the effects of the weaker

U.S. dollar. Relative to the third quarter, non-interest expenses declined $4 million as higher marketing expenses in Canada and acquisition costs in the United States were largely offset by the impact of the weaker U.S. dollar.

The Group’s productivity ratio improved to 62.8% this year from 63.8% in 2003. Excluding the card fees adjustments, the productivity ratio improved 190 basis points. In the fourth quarter, the productivity ratio was 61.1%, compared with 62.6% in the fourth quarter a year ago and 61.5% in the third quarter. In the United States, our cash productivity ratio improved 270 basis points from 2003, or by 300 basis points excluding acquisition costs.

Net income from U.S. operations represented 11% of total Personal and Commercial Client Group net income in 2004, compared with 10% in the prior year. Earnings from U.S. operations included in the results above represented 12% of total net income in the fourth quarter, unchanged from a year ago but up from 11% in the third quarter.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $545 million of corporate mid-market revenue and $197 million of net income in U.S. results for the year, and the inclusion of $130 million of revenue and $44 million of net income for the quarter.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 26% of the Group’s earnings in the year, compared with 11% as currently reported, and 24% in the fourth quarter, compared with 12% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 26% of the Group’s revenue for the year, compared with 17% as currently reported, and 25% of the Group’s revenue for the quarter, compared with 17% as currently reported. On a similarly adjusted basis, the non-interest expense-to-revenue ratio for 2004 would be 59.8%, compared with the 62.8% currently reported, and the non-interest expense-to-revenue ratio for the fourth quarter would be 58.5%, compared with the 61.1% currently reported.

Personal and Commercial Client Group adjusted to include U.S.-based mid-market business

		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
($ millions, except as noted)	Fiscal-2004	vs. Fiscal-2003			Q4-2004	vs. Q4-2003			vs. Q3-2004
Canada — revenue	4,055	60	1%		1,054	27	3%		4	—
United States — revenue	1,404	1	—		349	(9)	(2%	)	(13)	(4%	)

Total revenue (teb)	5,459	61	1%		1,403	18	1%		(9)	(1%	)

Canada — net income	889	50	6%		243	21	9%		(1)	—
United States — net income	311	(2)	—		76	(12)	(12%	)	(9)	(11%	)

Total net income	1,200	48	4%		319	9	3%		(10)	(3%	)

Canada — return on equity	28.5%		(0.6%	)	31.1%		0.4%			0.1%
United States — return on equity	17.3%		3.5%		16.8%		1.5%			(2.2%	)
Total — return on equity	24.4%		2.0%		25.9%		1.9%			(0.8%	)
Canada — non-interest expense-to-revenue ratio	60.4%		(0.7%	)	58.8%		(1.6%	)		0.1%
United States — non-interest expense-to-revenue ratio	58.0%		0.3%		57.8%		3.0%			(0.5%	)
Total — non-interest expense-to-revenue ratio	59.8%		(0.4%	)	58.5%		(0.5%	)		(0.1%	)

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on pages 28 to 31 of BMO’s 2003 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2004 objectives are listed below.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7.3 billion or 7.5% from the fourth quarter of 2003, and $2.3 billion or 2.2% from the third quarter of 2004. Personal and commercial deposits grew $3.7 billion or 9.7% from the fourth quarter of 2003, and $0.5 billion or 1.2% from the third quarter.

•	In Canada, the most recently available data indicates that BMO continued to rank 2nd in business banking market share for business loans $5 million and below. In the fourth quarter, business banking market share decreased 16 basis points from the third quarter to 19.15% and has declined 45 basis points year-over-year. The decrease from the third quarter was driven by competitor portfolio purchases and weakness in the independent business segment. The year-over-year comparison has also been affected by reclassifications by competitors in 2004.

•	In the fourth quarter, BMO’s total personal products market share of 13.19% decreased by 9 basis points relative to the third quarter and 20 basis points from a year ago. Strong growth in mutual funds continues to be offset by erosion in personal loan market share and slower term investment products performance. In addition, retail operating deposit and mortgage performance was under pressure in the quarter from aggressive price based competition. The year-over-year comparison has been affected by reclassifications by competitors in 2004.

•	We continue to expand our retail presence in Canada with the opening of two full-service branches and eighteen In-Stores in the year. Our full service branches provide a complete range of financial services including loans, mortgages, and personal and commercial banking services to our clients. The branches also provide customers with a variety of investment, wealth management, and financial advisory and planning services. In-Stores are part of our multi-channel customer strategy, offering a convenient place to access BMO banking and financial products.

•	This quarter BMO launched its “What’s Next?” advertising campaign. The campaign highlights our employees’ ability to offer relevant financial solutions that help our customers meet their financial goals and achieve their “What’s Next?”.

•	In the United States, loans increased $1.9 billion or 19% from a year ago. Consumer loans grew 20% in a highly competitive market, while small business loans grew 16% in a softer economic environment.

•	We announced the acquisition of Mercantile Bancorp Inc., located in Northwest Indiana, which is anticipated to close by early 2005, adding a further 19 locations to our branch network. This most recent acquisition, our first outside of Illinois, will increase our Harris community banking network to 187 locations.

PRIVATE CLIENT GROUP

		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
($ millions, except as noted)	Fiscal-2004	vs. Fiscal-2003			Q4-2004	vs. Q4-2003			vs. Q3-2004
Net interest income (teb)	499	(42)	(8%	)	122	(12)	(8%	)	—	—
Non-interest revenue	1,351	155	13%		322	3	1%		(2)	(1%	)

Total revenue (teb)	1,850	113	7%		444	(9)	(2%	)	(2)	—
Provision for credit losses	2	—	—		1	1	45%		1	2%
Non-interest expense	1,500	(5)	—		361	(19)	(5%	)	5	1%

Income before income taxes	348	118	52%		82	9	15%		(8)	(7%	)
Income taxes (teb)	117	31	38%		28	(1)	(4%	)	(3)	(10%	)

Net income	231	87	60%		54	10	22%		(5)	(10%	)

Amortization of intangibles (after tax)	43	(4)	8%		10	—	—		(1)	(6%	)

Cash net income	274	83	43%		64	10	18%		(6)	(10%	)

Return on equity	14.5%		6.4%		13.3%		3.4%			(1.6%	)
Cash return on equity	17.3%		6.4%		16.0%		3.7%			(1.8%	)
Non-interest expense-to-revenue ratio (teb)	81.1%		(5.6%	)	81.4%		(2.6%	)		1.3%
Cash non-interest expense-to-revenue ratio (teb)	77.7%		(4.6%	)	78.1%		(2.3%	)		1.5%
Net interest margin (teb)	9.37%		(0.85%	)	9.15%		(1.08%	)		0.28%
Average assets	5,326	34	1%		5,309	134	3%		(139)	(3%	)

Financial Performance Review
Net income for 2004 reached a record $231 million, an increase of $87 million or 60% over 2003. Strong earnings growth was achieved through higher non-interest revenue combined with the benefit of cost reduction initiatives.

Net income for the fourth quarter of 2004 was $54 million, an increase of $10 million or 22% from a year ago. Earnings growth was achieved primarily through the benefit of cost reduction initiatives combined with higher non-interest revenue, which offset lower net interest income. Relative to the third quarter, net income declined by $5 million, due primarily to $20 million of severance and certain other costs including back office consolidation expenses incurred in the fourth quarter.

Revenue in the fiscal year grew by $113 million or 7% from a year ago to $1,850 million, as higher non-interest revenue more than offset a decline in net interest income. Successful revenue-generating initiatives, combined with an overall improvement in market conditions, drove commission and fee-based revenue growth across all of the Group’s businesses, with particularly strong growth in full service brokerage and the mutual fund businesses. The low interest rate environment affected both investor demand and the average net interest margin earned in term investment products, which caused net interest income to decline by 8%.

Revenue of $444 million in the fourth quarter declined $9 million from a year ago, but would have declined by only $1 million if the Canadian/U.S. dollar exchange rate remained unchanged. The impact of softer market conditions on client trading activity limited non-interest revenue growth. Lower net interest margin earned in term investment products contributed to the decline in net interest income. Relative to the third quarter, revenue declined $2 million but would have increased by $1 million if the Canadian/U.S. dollar exchange rate remained unchanged.

Non-interest expense of $1,500 million in fiscal 2004 declined slightly from the prior year. This reduction contrasted favourably with a 13% increase in non-interest revenue, reflecting the Group’s success in reducing non-revenue-based expenses. The Group’s productivity ratio improved by 560 basis points from a year ago.

Non-interest expense of $361 million in the fourth quarter declined $19 million from a year ago or by $8 million if the Canadian/U.S. dollar exchange rate remained unchanged. Productivity improvement through sustainable cost containment initiatives contributed to the overall expense reduction. Relative to the third quarter of 2004, non-interest expense increased $5 million. The fourth quarter included $20 million of severance and certain other costs including back office consolidation expenses.

The net loss from U.S. operations of $15 million for the year, improved $27 million over 2003. Cash net income was $26 million. U.S. operations’ productivity ratio improved by 670 basis points. Revenue of $560 million declined $15 million, but would have improved by $33 million if the Canadian/U.S. dollar exchange rate remained unchanged. Successful revenue generating initiatives combined with the overall improvement in market conditions drove revenue growth. Non-interest expense declined $53 million, but would have remained relatively flat as compared to the prior year if the Canadian/U.S. dollar exchange rate remained unchanged. Successful cost reduction initiatives fully offset higher revenue-based expenses.

The net loss from U.S. operations of $11 million in the fourth quarter increased by $4 million from a year ago and $8 million from the third quarter. The impact of softer market conditions on client trading activity, combined with $13 million of severance and certain other costs, including back office consolidation expenses, contributed to the higher net loss in the fourth quarter.

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on page 33 of BMO’s 2003 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2004 objectives are set out below.

•	The Group’s $271 billion of assets under management and administration, including term deposits, declined $11 billion or 4% year-over-year. The Group’s assets under management increased 10% excluding the effect of the weaker U.S. dollar on U.S.-based assets. Assets under administration increased 3% excluding the effect of the weaker U.S. dollar on U.S.-based assets and the exit of assets associated with a sub-custodial client relationship. Term investment products declined 4%.

•	Full-service brokerage assets grew 10% year over year to $73 billion. North American Direct Investing assets increased 10% to $44 billion excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	The Group was top-ranked in a number of recent industry ratings, reflecting the Group’s focus on excellence in customer service.

•	BMO InvestorLine was ranked the top online brokerage for the third consecutive year in The Globe and Mail’s annual survey.

•	Harrisdirect was rated the best in customer service by Kiplinger’s Online Broker ranking.

•	Fullgoal’s Balanced Fund was selected by China Securities Daily, a leading Chinese business newspaper, as one of the ten best open-ended funds in China, and Fullgoal’s Han Din Fund was selected as one of the ten best closed-ended funds.

•	Guardian Group of Funds mutual funds achieved a 12% average annual return on an asset-weighted basis for the three-year period ended October 2004, compared with 5% for the Canadian mutual fund industry as a whole.

•	BMO Mutual Funds launched six new mutual funds and a currency option on an existing fund in October 2004. The new funds will provide Canadian retail investors with added income and currency diversification and global reach, particularly into China.

INVESTMENT BANKING GROUP

		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
($ millions, except as noted)	Fiscal-2004	vs. Fiscal-2003			Q4-2004	vs. Q4-2003			vs. Q3-2004
Revenue (teb)	2,832	176	7%		618	(49)	(7%	)	(107)	(15%	)
Provision for credit losses	138	(93)	(40%	)	44	(13)	(23%	)	39	+100%
Non-interest expense	1,430	61	4%		296	(31)	(9%	)	(65)	(18%	)

Income before income taxes	1,264	208	20%		278	(5)	(2%	)	(81)	(23%	)
Income taxes (teb)	408	73	21%		81	(15)	(17%	)	(42)	(35%	)

Net income	856	135	19%		197	10	6%		(39)	(17%	)

Amortization of intangible assets (after tax)	3	4	+100%		1	2	+100%		(1)	(88%	)

Cash net income	859	139	19%		198	12	6%		(40)	(17%	)

Return on equity	18.4%		4.1%		16.7%		2.0%			(3.6%	)
Cash return on equity	18.4%		4.1%		16.7%		2.0%			(3.8%	)
Non-interest expense-to-revenue ratio (teb)	50.5%		(1.0%	)	48.0%		(1.0%	)		(1.7%	)
Cash non-interest expense-to-revenue ratio (teb)	50.4%		(1.1%	)	48.0%		(1.0%	)		(1.5%	)
Net interest margin (teb)	0.92%		(0.04%	)	0.87%		(0.10%	)		(0.17%	)
Average assets	141,691	(2,727)	(2%	)	132,399	(11,332)	(8%	)	(7,350)	(5%	)

Financial Performance Review
Net income for the year was a record $856 million, an increase of $135 million or 19% from fiscal 2003. The improvement was attributable to revenue growth and a lower provision for credit losses.

Net income for the fourth quarter of 2004 of $197 million increased $10 million or 5.7% from the prior year, driven by lower expenses, a reduction in the provision for credit losses and lower income taxes. Net income was down $39 million or 17% from the third quarter, as lower revenue and a higher provision for credit losses more than offset reduced expenses. The Group’s performance-based compensation costs were reduced in the fourth quarter to align with results for the quarter.

Revenue of $2,832 million for the year was $176 million or 6.6% higher than in 2003, driven by investment securities gains, the inclusion of the full year results for Harris Nesbitt Gerard (HNG), cash collections on loans that were previously impaired or written off and improved underwriting and commission revenue. These increases were partially offset by reduced corporate lending volumes and compressed spreads in our interest-rate-sensitive businesses. Trading revenues were also lower as commodity and interest rate trading revenues declined, while equity and foreign exchange trading revenues increased. In 2003, commodity trading income included a gain on termination of a relationship with a counterparty. Revenue was reduced $124 million by the weaker U.S. dollar. Net interest income was further reduced by interest expense incurred on unwinding hedges related to investment gains realized in the second quarter.

Revenue of $618 million in the fourth quarter was down $49 million or 7.5% from a year ago, driven by lower net interest income, as higher short-term borrowing costs compressed spreads in our interest-rate-sensitive businesses, and decreased corporate lending volumes and reduced trading income. Trading revenues were lower primarily in interest rate trading due to reduced market volatility and lower client flows. Investment securities gains, merger and acquisition revenue and debt origination were up from a year ago. Revenue for the quarter was reduced $19 million by the weaker U.S. dollar.

Revenue fell $107 million or 15% from the third quarter, reflecting lower net interest income, as spreads narrowed in interest-rate-sensitive businesses, lower commission revenue and the impact of the weaker U.S. dollar. Trading revenues were also lower in interest rate and equity trading products due to lower market volatility that reduced trading opportunities. Net investment securities gains, advisory and equity-origination fees were higher in the quarter. The third quarter included $33 million of interest collected on loans that were previously written off.

Non-interest expense of $1,430 million in fiscal 2004 was up $61 million or 4.4% from last year. The increase was attributable to the inclusion of HNG expenses and higher performance-based compensation costs, partially offset by the $58 million impact of the weaker U.S. dollar.

Non-interest expense of $296 million in the fourth quarter was down $31 million or 9.4% from a year ago because of lower employee costs, primarily due to lower performance-based compensation, to align with results for the quarter, and the impact of the weaker U.S. dollar. The same factors drove a $65 million or 18% decline from the third quarter.

The Group’s productivity ratio for the year improved by 100 basis points from 2003 to 50.5%, as revenue growth exceeded expense growth. The productivity ratio improved 100 basis points from the fourth quarter a year ago and 170 basis points from the third quarter to 48.0%.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, during the third quarter of 2004, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group and was not subject to our expected loss provisioning methodology at the time.

Net income from U.S. operations represented 40% of Group net income for the year, consistent with 2003. In the fourth quarter, net income from U.S. operations represented 27% of net income, compared with 38% a year ago and 50% in the third quarter. Third quarter results included the impact of cash collections on previously impaired loans. The weaker U.S. dollar continues to affect U.S.-sourced income.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the fourth quarter, the revenue from our mid-market portfolio represented 21% of total Group revenue and 47% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section.

Business Developments and Achievements
The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates were outlined on pages 36 to 38 of BMO’s 2003 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2004 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 104 Canadian corporate debt and equity transactions, which raised $20 billion. The firm advised on three announced Canadian merger and acquisition transactions. These comprised Riverside Forest Products $286 million acquisition by Tolko Industries Ltd., Provident Energy Trust’s $46 million acquisition of Santa Maria Basin PPTY and Lojack Corporation’s $28 million acquisition of Boomerang Tracking.

•	Investment Banking Group appointed an Executive Managing Director and Head of its North American M&A practice, and Head of M&A in the United States. Based in Chicago, this appointment will enhance Harris Nesbitt’s M&A advisory business and assist with the integration of the M&A product from a North American perspective. This new position marks another key step toward building the Harris Nesbitt franchise and strengthens a team of senior Harris Nesbitt professionals across a full product offering.

•	BMO Nesbitt Burns concluded a cross-border deal, operating as sole financial advisor to Provident Energy Trust, whose U.S. majority-owned subsidiary, BreitBurn Energy LP, acquired a private company’s California-based exploration and production assets for US$45 million. Harris Nesbitt’s Energy and Power Group worked closely with its BMO Nesbitt Burns partners in Calgary. This was our second M&A mandate with Provident Energy Trust this year — the first being financial advisor to Provident on its acquisition of BreitBurn Energy — and it was financed through a $126 million royalty trust unit offering in which BMO

Nesbitt Burns served as co-lead/co-bookrunner. Harris Nesbitt also advised on an M&A transaction in the technology industry and served as exclusive placement agent on a private placement in the education industry.

•	The Food & Agribusiness Group of Harris Nesbitt Equity Research launched coverage of the Agribusiness, Packaged Food and Protein sectors during the quarter. In addition, the Consumer Group launched coverage of the Hardline Retailing industry.

•	Harris Nesbitt served as co-manager on the $149.6 million IPO for Gold Kist Inc. and co-managed a $148 million follow-on offering for Carmike Cinemas, Inc. Harris Nesbitt also acted as co-manager on a $77.5 million follow-on equity offering for RC2 Corporation, and, through Harris Bank, led a new $185 million senior secured credit facility.

•	In October 2004, Harris Nesbitt’s banking group was mandated to underwrite and syndicate, as Sole Lead Arranger and Administrative Agent, Buehler Foods, Inc. and Buehler of Kentucky, LLC’s new $50 million senior secured credit facility. The Financial Sponsors Group, through its corporate banking arm, underwrote and syndicated York Tape & Label, Inc.’s new $45 million senior secured credit facilities.

•	In Merchant Banking, Inner City Media Corp., a Halyard Capital portfolio company, completed a recapitalization that resulted in the redemption of Halyard’s participating preferred stock and the retirement of the senior credit facility, in which Harris Nesbitt served as the lead Agent. The successful monetization yielded a return 2.5 times our initial capital investment and a gross internal rate of return of approximately 30%.

•	The U.S. Securitization Group was the sole placement manager engaged to underwrite $64 million in notes for Security National. The group refinanced an existing commitment with Pacesetter (Optimus). It also established a $333 million bridge facility for Lone Star Fund V.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
($ millions, except as noted)	Fiscal-2004	vs. Fiscal-2003			Q4-2004	vs. Q4-2003			vs. Q3-2004
Revenue (teb)	16	(38)	(69%	)	(23)	(70)	(+100%	)	(3)	(15%	)
Provision for credit losses	(545)	(466)	(+100%	)	(132)	(95)	(+100%	)	60	31%
Non-interest expense	143	5	3%		58	(1)	(3%	)	19	44%

Income before taxes and non-controlling interest in subsidiaries	418	423	+100%		51	26	92%		(82)	(60%	)
Income taxes (teb)	98	186	+100%		(2)	18	96%		(34)	(+100%	)
Non-controlling interest in subsidiaries	59	(1)	(2%	)	16	—	—		2	9%

Net income	261	238	+100%		37	8	26%		(50)	(56%	)

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions
Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.

Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

Net income for the year was $261 million, compared with $23 million in 2003. The improvement was driven by a significantly lower provision for credit losses, higher net gains on investment securities and foreign exchange translation, partially offset by lower net investment earnings in the sustained low interest rate environment and proportionately lower tax benefits in 2004.

Net income of $37 million for the fourth quarter increased $8 million or 26% from the fourth quarter a year ago. The improvement was driven by a $95 million decrease in the provision for credit losses, partially offset by lower net investment securities gains, reduced net investment earnings in the sustained low interest rate environment and proportionately lower tax benefits in the fourth quarter.

Relative to the third quarter, net income fell $50 million or 56% primarily due to a lower net recovery of credit losses.

Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, during the third quarter of 2004, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group and was not subject to our expected loss provisioning methodology at the time.

Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. Business developments and achievements supported by T&S in the fourth quarter of 2004 are listed below.

•	In September we relocated a significant portion of our computer processing from Chicago to Toronto to reduce our overall costs. Concurrently, we signed an agreement to purchase land north of Toronto, in the City of Barrie, to build a state-of-the-art data centre. The new facility will complement BMO’s existing data centres and will provide a highly efficient processing infrastructure to support BMO’s operations worldwide. The centre will be ready for processing in mid-2006 and is expected to be fully operational by 2008 and provide 50% of our computing services.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from	October 31,	October 31,	Change from
	2004	2004	2004	2004	2003	October 31, 2003	2004	2003	October 31, 2003
Income Statement Highlights
Total revenue	$2,282	$2,391	$2,437	$2,363	$2,369	(3.8)%	$9,473	$9,119	3.9%
Total revenue (teb) (a)	2,312	2,423	2,476	2,401	2,411	(4.2)	9,612	9,271	3.7
Provision for credit losses	(13)	(110)	5	15	95	(+100)	(103)	455	(+100)
Non-interest expense	1,493	1,538	1,565	1,561	1,545	(3.4)	6,157	6,087	1.1
Net income	563	654	602	532	513	9.7	2,351	1,825	28.8

Common Share Data ($)
Diluted earnings per share	$1.06	$1.24	$1.12	$1.00	$0.97	$0.09	$4.42	$3.44	$0.98
Diluted cash earnings per share (a)	1.10	1.27	1.17	1.03	1.00	0.10	4.57	3.59	0.98
Dividends declared per share	0.44	0.40	0.40	0.35	0.35	0.09	1.59	1.34	0.25
Book value per share	24.24	24.31	23.82	22.87	22.09	2.15	24.24	22.09	2.15
Closing share price	57.55	55.40	51.90	57.79	49.33	8.22	57.55	49.33	8.22
Total market value of common shares ($ billions)	28.8	27.8	26.1	29.0	24.6	4.2	28.8	24.6	4.2

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from
	2004	2004	2004	2004	2003	October 31, 2003
Balance Sheet Highlights
Assets	$265,194	$261,944	$273,056	$265,394	$256,494	3.4%
Net loans and acceptances	156,248	158,046	156,436	149,585	146,156	6.9
Deposits	175,190	181,059	184,927	178,069	171,551	2.1
Common shareholders’ equity	12,143	12,179	11,963	11,490	11,036	10.0

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2004	2004	2004	2004	2003	2004	2003
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	18.9	18.7	14.8	15.2	12.9	18.9	12.9
Diluted earnings per share growth	9.3	30.5	45.5	33.3	29.3	28.5	28.4
Diluted cash earnings per share growth (a)	10.0	28.3	44.4	30.4	26.6	27.3	26.9
Return on equity	17.8	21.0	20.4	18.3	17.9	19.4	16.4
Cash return on equity (a)	18.5	21.7	21.1	19.0	18.5	20.1	17.1
Net economic profit (NEP) growth (a)	10.3	53.7	+100	94.9	74.1	59.6	91.8
Revenue growth	(3.8)	3.7	12.6	3.7	4.7	3.9	4.2
Revenue growth (teb) (a)	(4.2)	3.9	12.1	3.6	5.4	3.7	4.7
Non-interest expense-to-revenue ratio	65.4	64.3	64.2	66.1	65.2	65.0	66.7
Non-interest expense-to-revenue ratio (teb) (a)	64.6	63.5	63.2	65.0	64.0	64.1	65.7
Cash non-interest expense-to-revenue ratio (teb) (a)	63.5	62.4	62.2	63.9	63.1	63.0	64.5
Provision for credit losses-to-average loans and acceptances (annualized)	(0.03)	(0.28)	0.01	0.04	0.25	(0.07)	0.30
Gross impaired loans and acceptances-to- equity and allowance for credit losses	6.75	7.83	9.04	11.03	12.15	6.75	12.15
Cash and securities-to-total assets ratio	25.8	27.3	29.2	29.1	29.1	25.8	29.1
Tier 1 capital ratio	9.81	9.44	9.67	9.65	9.55	9.81	9.55
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	20.0	27.5	33.1	44.1	33.4	20.0	33.4
Dividend yield	3.1	2.9	3.1	2.4	2.8	2.8	2.7
Price-to-earnings ratio (times)	13.0	12.8	12.8	15.7	14.3	13.0	14.3
Market-to-book value (times)	2.37	2.28	2.18	2.53	2.23	2.37	2.23
Net economic profit ($ millions) (a)	244	339	302	238	221	1,123	703
Return on average assets	0.85	0.96	0.88	0.79	0.77	0.87	0.69
Net interest margin	1.82	1.87	1.74	1.87	1.85	1.82	1.86
Net interest margin (teb) (a)	1.87	1.92	1.80	1.92	1.91	1.88	1.91
Non-interest revenue-to-total revenue	47.0	46.9	51.3	46.8	47.8	48.0	46.3
Non-interest revenue-to-total revenue (teb) (a)	46.4	46.3	50.5	46.0	47.0	47.3	45.5
Non-interest expense growth	(3.4)	3.6	5.4	(0.7)	(3.6)	1.1	0.9
Total capital ratio	11.31	11.19	11.53	11.67	12.09	11.31	12.09
Tier 1 capital ratio — U.S. basis	9.44	9.10	9.28	9.25	9.17	9.44	9.17
Equity-to-assets ratio	5.8	5.8	5.5	5.4	5.5	5.8	5.5

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2004	2004	2004	2004	2003	2004	2003
Interest, Dividend and Fee Income
Loans (Note 2)	$1,696	$1,693	$1,639	$1,715	$1,708	$6,743	$6,970
Securities	367	363	354	392	389	1,476	1,601
Deposits with banks	104	114	115	105	98	438	356

	2,167	2,170	2,108	2,212	2,195	8,657	8,927

Interest Expense
Deposits	679	652	692	721	725	2,744	2,957
Subordinated debt	48	48	47	50	54	193	235
Other liabilities	231	200	183	184	179	798	836

	958	900	922	955	958	3,735	4,028

Net Interest Income	1,209	1,270	1,186	1,257	1,237	4,922	4,899
Provision for credit losses (Note 3)	(13)	(110)	5	15	95	(103)	455

Net Interest Income After Provision for Credit Losses	1,222	1,380	1,181	1,242	1,142	5,025	4,444

Non-Interest Revenue
Securities commissions and fees	241	242	301	271	259	1,055	894
Deposit and payment service charges	187	188	184	187	194	746	756
Trading revenues (Note 2)	22	59	69	50	52	200	275
Lending fees	81	89	70	77	75	317	293
Card fees (Note 2)	73	81	28	79	88	261	290
Investment management and custodial fees	75	81	76	75	75	307	303
Mutual fund revenues	96	98	96	88	84	378	321
Securitization revenues	43	46	45	43	56	177	244
Underwriting and advisory fees	79	73	104	87	66	343	268
Investment securities gains (losses)	37	5	93	40	8	175	(41)
Foreign exchange, other than trading (Note 2)	45	39	53	40	43	177	160
Insurance income	37	37	34	31	31	139	124
Other	57	83	98	38	101	276	333

	1,073	1,121	1,251	1,106	1,132	4,551	4,220

Net Interest Income and Non-Interest Revenue	2,295	2,501	2,432	2,348	2,274	9,576	8,664

Non-Interest Expense
Employee compensation (Notes 2 & 5)	825	919	935	953	943	3,632	3,578
Premises and equipment (Note 2)	324	311	315	302	321	1,252	1,264
Amortization of intangible assets	25	27	26	26	23	104	105
Travel and business development	69	60	59	51	64	239	225
Communications	35	33	34	36	41	138	162
Business and capital taxes	29	23	24	23	33	99	106
Professional fees	71	58	66	67	68	262	255
Other	115	107	106	103	52	431	392

Total Non-Interest Expense	1,493	1,538	1,565	1,561	1,545	6,157	6,087

Income Before Provision for Income Taxes and Non- Controlling Interest in Subsidiaries	802	963	867	787	729	3,419	2,577
Income taxes	223	295	250	240	200	1,008	688

	579	668	617	547	529	2,411	1,889
Non-controlling interest in subsidiaries	16	14	15	15	16	60	64

Net Income	$563	$654	$602	$532	$513	$2,351	$1,825

Preferred dividends	$17	$20	$20	$19	$20	$76	$82
Net income available to common shareholders	$546	$634	$582	$513	$493	$2,275	$1,743
Average common shares (in thousands)	500,635	502,177	502,619	501,218	498,934	501,656	496,208
Average diluted common shares (in thousands)	513,355	514,800	516,430	515,683	511,151	515,045	507,009

Earnings Per Share (Canadian $)
Basic	$1.08	$1.27	$1.16	$1.02	$0.99	$4.53	$3.51
Diluted	1.06	1.24	1.12	1.00	0.97	4.42	3.44
Dividends Declared Per Common Share	0.44	0.40	0.40	0.35	0.35	1.59	1.34

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements - Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
	2004	2004	2004	2004	2003
Assets

Cash Resources	$18,045	$20,788	$22,266	$19,762	$19,860

Securities
Investment	15,017	15,633	18,385	18,730	19,660
Trading	35,444	34,977	39,004	38,730	35,119
Loan substitutes	11	11	11	11	11

	50,472	50,621	57,400	57,471	54,790

Loans
Residential mortgages	56,444	55,969	54,512	53,098	52,095
Consumer instalment and other personal	24,887	24,568	23,623	22,411	22,103
Credit cards	3,702	3,530	3,405	3,363	2,967
Businesses and governments	50,020	54,673	54,176	52,314	51,889
Securities purchased under resale agreements	17,148	15,295	17,363	14,893	13,276

	152,201	154,035	153,079	146,079	142,330
Customers’ liability under acceptances	5,355	5,498	5,024	5,243	5,611
Allowance for credit losses (Note 3)	(1,308)	(1,487)	(1,667)	(1,737)	(1,785)

	156,248	158,046	156,436	149,585	146,156

Other Assets
Derivative financial instruments	25,448	19,325	21,424	22,095	21,216
Premises and equipment	2,020	2,021	2,030	2,027	2,045
Goodwill	1,507	1,589	1,415	1,343	1,334
Intangible assets	480	549	578	567	589
Other	10,974	9,005	11,507	12,544	10,504

	40,429	32,489	36,954	38,576	35,688

Total Assets	$265,194	$261,944	$273,056	$265,394	$256,494

Liabilities and Shareholders’ Equity

Deposits
Banks	$20,654	$22,320	$23,996	$26,584	$24,755
Businesses and governments	79,614	81,678	84,465	75,951	72,405
Individuals	74,922	77,061	76,466	75,534	74,391

	175,190	181,059	184,927	178,069	171,551

Other Liabilities
Derivative financial instruments	23,973	18,081	19,959	21,802	20,715
Acceptances	5,355	5,498	5,024	5,243	5,611
Securities sold but not yet purchased	10,441	10,295	10,624	9,669	8,255
Securities sold under repurchase agreements	20,865	20,940	24,842	23,712	23,765
Other	13,786	9,984	11,783	11,503	11,259

	74,420	64,798	72,232	71,929	69,605

Subordinated Debt	2,395	2,462	2,488	2,460	2,856

Shareholders’ Equity
Share capital (Note 6)	4,903	5,264	5,229	5,197	5,108
Contributed surplus (Note 2)	10	8	21	20	3
Net unrealized foreign exchange loss	(497)	(173)	(57)	(178)	(195)
Retained earnings	8,773	8,526	8,216	7,897	7,566

	13,189	13,625	13,409	12,936	12,482

Total Liabilities and Shareholders’ Equity	$265,194	$261,944	$273,056	$265,394	$256,494

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements - Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
Preferred Shares
Balance at beginning of period	$1,446	$1,472	$1,446	$1,517
Redeemed during the period	(400)	—	(400)	—
Translation adjustment on shares issued in a foreign currency (Note 2)	—	(26)	—	(71)

Balance at End of Period	1,046	1,446	1,046	1,446

Common Shares
Balance at beginning of period	3,818	3,617	3,662	3,459
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	16	11	60	46
Issued under the Stock Option Plan	35	36	180	129
Issued on the exchange of shares of subsidiary corporations	—	—	2	3
Issued on the acquisition of a business	—	—	—	27
Repurchased for cancellation (Note 6)	(12)	(2)	(47)	(2)

Balance at End of Period	3,857	3,662	3,857	3,662

Contributed Surplus
Balance at beginning of period	8	2	3	—
Stock option expense (Note 5)	2	1	7	3
Gain on treasury shares, net of applicable income taxes (Note 2)	—	—	15	—
Common shares repurchased for cancellation (Note 6)	—	—	(15)	—

Balance at End of Period	10	3	10	3

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(173)	41	(195)	419
Unrealized loss on translation of net investments in foreign operations	(840)	(628)	(758)	(1,674)
Hedging gain	803	627	710	1,661
Income taxes	(287)	(235)	(254)	(601)

Balance at End of Period	(497)	(195)	(497)	(195)

Retained Earnings
Balance at beginning of period	8,526	7,258	7,566	6,499
Net income	563	513	2,351	1,825
Dividends — Preferred shares	(17)	(20)	(76)	(82)
— Common shares	(221)	(175)	(797)	(666)
Common shares repurchased for cancellation (Note 6)	(78)	(10)	(271)	(10)

Balance at End of Period	8,773	7,566	8,773	7,566

Total Shareholders’ Equity	$13,189	$12,482	$13,189	$12,482

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements - Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
Cash Flows from Operating Activities
Net income	$563	$513	$2,351	$1,825
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	19	39	63	153
Net gain on sale of investment securities	(56)	(47)	(238)	(112)
Net increase in trading securities	(467)	(1,174)	(449)	(12,692)
Provision for credit losses	(13)	95	(103)	455
Gain on sale of securitized loans	(28)	(38)	(127)	(157)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(6,123)	715	(4,232)	892
Increase (decrease) in derivative liability	5,892	(437)	3,258	(1,380)
Amortization of premises and equipment	96	90	365	375
Amortization of intangible assets	25	26	104	116
Future income tax expense (benefit)	21	9	157	(37)
Net increase (decrease) in current income taxes	(92)	119	(1,096)	401
Change in accrued interest
(Increase) decrease in interest receivable	(11)	(3)	(30)	87
Increase (decrease) in interest payable	60	86	7	(141)
Changes in other items and accruals, net	1,634	47	2,465	1,229

Net Cash Provided by (Used in) Operating Activities	1,520	40	2,495	(8,986)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(5,869)	649	2,205	9,713
Net increase (decrease) in securities sold but not yet purchased	146	(52)	2,186	601
Net increase (decrease) in securities sold under repurchase agreements	(75)	259	(2,900)	(1,031)
Net increase (decrease) in liabilities of subsidiaries	360	(842)	491	(157)
Proceeds from issuance of securities of a subsidiary	595	—	595	—
Repayment of subordinated debt	—	—	(400)	(752)
Redemption of preferred shares	(400)	—	(400)	—
Proceeds from issuance of common shares	51	47	240	175
Proceeds from sale of treasury shares	—	—	149	—
Common shares repurchased for cancellation	(90)	(12)	(333)	(12)
Dividends paid	(238)	(195)	(874)	(748)

Net Cash Provided by (Used in) Financing Activities	(5,520)	(146)	959	7,789

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	2,618	(351)	1,974	(1,741)
Purchase of investment securities	(4,601)	(7,960)	(24,773)	(29,348)
Maturities of investment securities	1,987	3,621	12,699	18,999
Proceeds from sales of investment securities	2,129	3,650	16,334	9,298
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	3,189	283	(6,417)	760
Proceeds from securitization of loans	503	—	1,382	—
Net (increase) decrease in securities purchased under resale agreements	(1,853)	774	(3,872)	2,388
Premises and equipment — net purchases	(95)	(66)	(305)	(254)
Acquisitions (Note 4)	(2)	—	(385)	(91)

Net Cash Provided by (Used in) Investing Activities	3,875	(49)	(3,363)	11

Net Increase (Decrease) in Cash and Cash Equivalents	(125)	(155)	91	(1,186)
Cash and Cash Equivalents at Beginning of Period	2,731	2,670	2,515	3,701

Cash and Cash Equivalents at End of Period	$2,606	$2,515	$2,606	$2,515

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements - Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the twelve months ended October 31, 2004
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2003 as set out on pages 70 to 101 of our 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2003, except as described in Note 2.

2.	Changes in Accounting

Changes in Accounting Policy

Sources of GAAP
Effective November 1, 2003, we adopted new accounting requirements of the Canadian Institute of Chartered Accountants that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. As a result of these new requirements, we made the following changes to our accounting policies effective November 1, 2003:

(a)	Mortgage Prepayment Fees

Mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated at market rates. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded in income an initial adjustment related to the balance of deferred mortgage prepayment fees as at November 1, 2003 of $42 million before income taxes.

(b)	Treasury Shares

Purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity, with any gain included in contributed surplus. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues.

(c)	Software Development Costs

Costs of internally developed software are capitalized and amortized over the estimated useful life of the software (up to five years). Prior to November 1, 2003, only amounts paid to third parties related to internally developed software were capitalized and amortized over the estimated useful life of the software.

(d)	Preferred Shares

We are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we adjusted the carrying value of these shares in shareholders’ equity to reflect changes in the exchange rate. Due to changes in our hedging approach, there is no longer any impact on our Consolidated Statement of Income.

We completed our assessment of the implications of the new accounting requirements with respect to offsetting certain items in transit in our Consolidated Balance Sheet. As a result, we reclassified certain items to other assets, other liabilities and deposits. The amounts reclassified were not significant.

The impact of these changes in accounting policy on our Consolidated Statement of Income is as follows:

	For the three	For the twelve
	months ended	months ended
(Canadian $ in millions, except earnings per share figures)	October 31, 2004	October 31, 2004
Increase (Decrease) to Income Before Provision for Income Taxes
Interest, Dividend and Fee Income — Loans (see (a) above)	$(1)	$48
Non-Interest Revenue — Trading revenues (see (b) above)	—	(26)
Non-Interest Expense — Employee compensation (see (c) above)	12	51
Non-Interest Expense — Premises and equipment (see (c) above)	(4)	(4)
Non-Interest Revenue — Foreign exchange, other than trading (see (d) above)	—	3

Income Before Provision for Income Taxes	7	72
Income taxes	(3)	(25)

Net Income	$4	$47

Earnings Per Share
Basic	$—	$0.09
Diluted	—	0.09

Change in Accounting Estimate

We increased the estimate of the liability associated with our customer loyalty program. The change in estimate was due to rising reward redemption rates. The impact of this change on our Consolidated Statement of Income for the fourth quarter was a reduction in non-interest revenue — card fees of $14 million, a decrease in income taxes of $5 million and a decrease in net income of $9 million ($65 million, $23 million and $42 million, respectively, for the twelve months ended October 31, 2004).

Financial Statements - Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the twelve months ended October 31, 2004
(Unaudited)

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended		For the twelve months ended
(Canadian $ in millions)	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
Balance at beginning of period	$1,487	$1,904	$1,791	$1,949
Provision for credit losses
Specific	37	95	67	455
General	(50)	—	(170)	—
Recoveries	25	28	131	88
Write-offs	(131)	(185)	(470)	(566)
Foreign exchange and other	(60)	(51)	(41)	(135)

Balance at end of period	$1,308	$1,791	$1,308	$1,791

Comprised of:
Loans	$1,308	$1,785	$1,308	$1,785
Other credit instruments	—	6	—	6

4.	Acquisitions

New Lenox State Bank
On June 1, 2004, we completed the acquisition of all outstanding voting shares of New Lenox State Bank (“NLSB”), a full-service community bank in Will County, Illinois, for total cash consideration of $314 million. The results of NLSB’s operations have been included in our consolidated financial statements since that date. The acquisition of NLSB is part of our expansion in and around the Will County, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is deductible for tax purposes. NLSB is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

Lakeland Community Bank
On March 1, 2004, we completed the acquisition of all outstanding voting shares of Lakeland Community Bank (“LCB”), a full-service community bank in Lake County, Illinois, for total cash consideration of $49 million. The results of LCB’s operations have been included in our consolidated financial statements since that date. The acquisition of LCB is part of our further expansion in and around the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. LCB is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

		Lakeland
	New Lenox	Community
(Canadian $ in millions)	State Bank	Bank
Cash resources	$111	$13
Securities	393	31
Loans	774	181
Premises and equipment	32	3
Goodwill	193	28
Core deposit intangible asset	30	2
Other assets	48	2

Total assets	1,581	260

Deposits	1,225	209
Other liabilities	42	2

Total liabilities	1,267	211

Purchase price	$314	$49

Purchase price allocations are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Future Acquisition
On October 13, 2004, we announced that we have entered into an agreement to acquire Indiana-based Mercantile Bancorp, Inc. (“MBI”), a privately held community bank, for approximately $197 million in cash consideration. The acquisition of MBI is subject to regulatory approval and is expected to close in the first quarter of 2005, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.

Financial Statements - Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the twelve months ended October 31, 2004
(Unaudited)

5.	Employee Compensation

Stock Options

During the twelve months ended October 31, 2004, we granted a total of 1,645,900 stock options. The weighted-average fair value of these options was $10.63 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the twelve months ended October 31, 2004
Expected dividend yield	2.6%
Expected share price volatility	23.2%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended		For the twelve months ended
(Canadian $ in millions, except earnings per share figures)	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
Stock option expense included in employee compensation expense	$2	$1	$7	$3

Net income, as reported	$563	$513	$2,351	$1,825
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	6	11	29	43

Pro forma net income	$557	$502	$2,322	$1,782

Earnings Per Share
Basic, as reported	$1.08	$0.99	$4.53	$3.51
Basic, pro forma	1.08	0.97	4.48	3.43
Diluted, as reported	1.06	0.97	4.42	3.44
Diluted, pro forma	1.05	0.94	4.36	3.35

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

	For the three months ended		For the twelve months ended
(Canadian $ in millions)	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
Defined benefit pension	$51	$42	$187	$159
Defined contribution pension	3	3	11	10
Canada and Quebec pension plans	6	7	45	44
Other employee future benefits	13	12	59	51

Total	$73	$64	$302	$264

6.	Share Capital

On August 10, 2004, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares. A normal course issuer bid had also been in effect beginning on August 8, 2003 for one year. Under that bid, we were able to repurchase up to 15,000,000 common shares. During the three months ended October 31, 2004, we repurchased 1,665,400 shares at an average cost of $54.30 per share, totalling $90 million. During the twelve months ended October 31, 2004, we repurchased 6,220,500 shares at an average cost of $53.63 per share, totalling $333 million.

During the quarter ended October 31, 2004 we redeemed our Class B Preferred shares, Series 3 at a price of $25.50 per share plus any declared and unpaid dividends effective September 30, 2004. The excess of the redemption price over carrying value of $8 million was charged to retained earnings in preferred share dividends.

Share Capital Outstanding (a)
(Canadian $ in millions, except as noted)	October 31, 2004
		Principal
	Number	Amount	Convertible into...
Preferred Shares
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 5	8,000,000	200	—
Class B — Series 6	10,000,000	250	common shares (b)
Class B — Series 10 (c)	12,000,000	396	common shares (b)

		1,046
Common Shares	500,896,857	3,857	—

Total outstanding share capital		$4,903

Stock options issued under stock option plan		n/a	30,442,060 common shares

(a)	For additional information refer to Note 17 to our consolidated financial statements for the year ended October 31, 2003 on pages 90 and 91 of our 2003 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.

n/a — not applicable

Financial Statements - Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the twelve months ended October 31, 2004
(Unaudited)

6.	Share Capital (continued)

Future Change in Accounting Policy

On November 1, 2004, we will adopt new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that financial instruments that are ultimately convertible into a variable number of our common shares at the holders’ option be classified as liabilities. Under the new rules, $1,150 million of our capital trust securities, currently recorded as non-controlling interest in subsidiaries, will be classified as debt on our Consolidated Balance Sheet. The return paid to capital trust securities holders will be recorded as interest expense rather than as non-controlling interest in subsidiaries in the Consolidated Statement of Income. Under the new rules, we will also reclassify our Class B Preferred shares, Series 4 and 6 to debt. As a result, dividends on these shares will be recorded as interest expense in the Consolidated Statement of Income. The adoption of these new rules is expected to increase our interest expense by approximately $100 million, decrease our non-controlling interest in subsidiaries by approximately $40 million, decrease our income taxes by approximately $35 million and decrease our net income by approximately $25 million for the year ending October 31, 2005. This change will not have any impact on earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining these measures.

When we adopt the new rules in 2005, we will restate our consolidated financial statements to reflect the change in prior periods. This will result in an increase in our interest expense of $128 million and $122 million, a decrease in non-controlling interest in subsidiaries of $41 million and $41 million, a decrease in income taxes of $37 million and $37 million, and a decrease in our net income of $50 million and $44 million for the years ended October 31, 2004 and 2003, respectively.

7.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the twelve months ended
(Canadian $ in millions, except earnings per share figures)	October 31, 2004	October 31, 2003	October 31, 2004	October 31, 2003
Net Income — Canadian GAAP	$563	$513	$2,351	$1,825
United States GAAP adjustments	(22)	(13)	(110)	(43)

Net Income — United States GAAP	$541	$500	$2,241	$1,782

Earnings Per Share
Basic — Canadian GAAP	$1.08	$0.99	$4.53	$3.51
Basic — United States GAAP	1.04	0.97	4.31	3.43
Diluted — Canadian GAAP	1.06	0.97	4.42	3.44
Diluted — United States GAAP	1.02	0.94	4.20	3.35

Change in Accounting Policy

On January 31, 2004 we adopted a new United States GAAP accounting standard on accounting for variable interest entities (VIEs). Under this new standard we consolidate the financial results of VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. When we adopted this new United States GAAP accounting standard, it resulted in the consolidation of our multi-seller conduits. The impact of this change in accounting policy on January 31, 2004, increased total assets by $22,043 million and total liabilities by $22,154 million and the one-time transition adjustment reduced net income, basic earnings per share and diluted earnings per share by $111 million, $0.23 and $0.22, respectively, for United States GAAP reporting. There was no impact on total net income as a result of adopting this new standard for United States GAAP reporting for the three months ended October 31, 2004, (a decrease of $30 million for the twelve months ended October 31, 2004). The one-time transition adjustment and the subsequent impacts on net income result primarily from marking to market derivatives held by the VIEs. Although these derivatives are effective economic hedges, they do not meet the detailed hedge accounting requirements, and are marked to market.

Financial Statements - Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the twelve months ended October 31, 2004
(Unaudited)

8.	Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group
(Canadian $ in millions, except as noted)

	Personal and						Corporate Support
	Commercial		Private		Investment		including Technology
	Client Group		Client Group		Banking Group		and Solutions		Total Consolidated
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
For the three months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue
Canada	$1,032	$1,002	$317	$307	$316	$300	$(3)	$4	$1,662	$1,613
United States	219	217	125	145	279	330	(40)	27	583	719
Other Countries	22	25	2	1	23	37	20	16	67	79

Total	$1,273	$1,244	$444	$453	$618	$667	$(23)	$47	$2,312	$2,411

Net Income
Canada	$224	$203	$63	$50	$141	$97	$26	$19	$454	$369
United States	32	31	(11)	(7)	53	71	(10)	—	64	95
Other Countries	19	19	2	1	3	19	21	10	45	49

Total	$275	$253	$54	$44	$197	$187	$37	$29	$563	$513

Average Assets ($ in billions)
Canada	$103.8	$96.7	$1.7	$1.6	$76.4	$76.7	$(3.4)	$(3.9)	$178.5	$171.1
United States	19.4	16.2	3.6	3.5	34.9	44.3	6.1	7.8	64.0	71.8
Other Countries	0.4	0.3	0.0	0.0	21.1	22.7	0.1	—	21.6	23.0

Total	$123.6	$113.2	$5.3	$5.1	$132.4	$143.7	$2.8	$3.9	$264.1	$265.9

For the twelve months ended
Net Interest Income and Non-Interest Revenue
Canada	$3,964	$3,911	$1,280	$1,154	$1,388	$1,178	$8	$(62)	$6,640	$6,181
United States	859	829	560	575	1,306	1,317	(75)	95	2,650	2,816
Other Countries	91	84	10	8	138	161	83	21	322	274

Total	$4,914	$4,824	$1,850	$1,737	$2,832	$2,656	$16	$54	$9,612	$9,271

Net Income
Canada	$815	$772	$239	$180	$455	$342	$184	$11	$1,693	$1,305
United States	114	98	(15)	(42)	345	290	(8)	23	436	369
Other Countries	74	67	7	6	56	89	85	(11)	222	151

Total	$1,003	$937	$231	$144	$856	$721	$261	$23	$2,351	$1,825

Average Assets ($ in billions)
Canada	$100.7	$93.6	$1.6	$1.5	$78.5	$76.4	$(3.5)	$(4.1)	$177.3	$167.4
United States	17.9	16.1	3.7	3.7	40.0	48.4	7.2	8.4	68.8	76.6
Other Countries	0.5	0.3	0.0	0.0	23.2	19.6	(0.0)	0.1	23.7	20.0

Total	$119.1	$110.0	$5.3	$5.2	$141.7	$144.4	$3.7	$4.4	$269.8	$264.0

Goodwill (As At)	$588	$404	$814	$854	$102	$73	$3	$3	$1,507	$1,334

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group

Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Financial Statements - Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the twelve months ended October 31, 2004
(Unaudited)

8.	Operating and Geographic Segmentation (continued)

Investment Banking Group

Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support, including Technology and Solutions

Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments. The taxable equivalent adjustment for the Bank was $30 million for the three months ended October 31, 2004, and $139 million for the twelve months ended October 31, 2004. The comparative taxable equivalent adjustments for 2003 were $42 million and $152 million, respectively.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.

Inter Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating group’s financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus, to any group with a shortfall, is at market rates for the currency and appropriate term.

Geographic Information

We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements - Page 10